Kimberly-Clark de México, S.A. de C.V.

RECEIVED
2007 AUG 17 A 10:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 5th. Street NW
Washington DC 20549
Facsimile # (202) 942 9624

07026068

SUPPL

Reference: ADR Issuer registered under file # -82-3308
(Ticker: KCDMY)

Dear Sirs:

Attached please find Kimberly Clark de México S.A.B. de C.V.´s second quarter 2007 filing to the Mexican Bolsa.
The attached is based on being added under file 82-3308, to the list of foreign private issuers
that claim exemption pursuant to rule 12g-3(2)b under the Securities Act of 1934.

Regards,
Kimberly-Clark de México S.A. de C.V.

JORGE LARA FLORES
Director of Finance

PROCESSED
AUG 27 2007
THOMSON
FINANCIAL

cc.
File ADR´s.
Yxa Bazán (212) 648-5576

dlw 8/20

NOTES.XLS

SEC

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 2 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

BALANCE SHEETS

AT JUNE 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	TOTAL ASSETS	21,656,917	100	26,678,365	100
s02	CURRENT ASSETS	7,430,850	34	9,911,713	37
s03	CASH AND SHORT-TERM INVESTMENTS	1,419,222	7	1,952,701	7
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	4,057,854	19	3,708,393	14
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	200,017	1	204,966	1
s06	INVENTORIES	1,655,323	8	1,445,713	5
s07	OTHER CURRENT ASSETS	98,434	0	2,599,940	10
s08	LONG-TERM	572,930	3	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	572,930	3	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	13,653,137	63	13,275,999	50
s13	LAND AND BUILDINGS	4,261,732	20	4,231,365	16
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	22,775,782	105	22,028,111	83
s15	OTHER EQUIPMENT	63,766	0	50,192	0
s16	ACCUMULATED DEPRECIATION	14,442,037	67	13,422,965	50
s17	CONSTRUCTION IN PROGRESS	993,894	5	389,296	1
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	0	0	0	0
s19	OTHER ASSETS	0	0	3,490,653	13
s20	TOTAL LIABILITIES	13,632,483	100	15,506,570	100
s21	CURRENT LIABILITIES	6,706,107	49	7,605,122	49
s22	SUPPLIERS	2,052,052	15	1,778,378	11
s23	BANK LOANS	96,990	1	105,891	1
s24	STOCK MARKET LOANS	0	0	0	0
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	345,879	3	274,154	2
s26	OTHER CURRENT LIABILITIES WITHOUT COST	4,211,186	31	5,446,699	35
s27	LONG-TERM LIABILITIES	4,923,272	36	5,377,081	35
s28	BANK LOANS	2,923,272	21	3,297,429	21
s29	STOCK MARKET LOANS	2,000,000	15	2,079,652	13
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	2,003,104	15	2,524,367	16
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	8,024,434	100	11,171,795	100
s34	MINORITY INTEREST	0	0	0	0
s35	MAJORITY INTEREST	8,024,434	100	11,171,795	100
s36	CONTRIBUTED CAPITAL	4,250,589	53	4,346,410	39
s79	CAPITAL STOCK	4,250,589	53	4,346,410	39
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	3,773,845	47	6,825,385	61
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,841,265	48	6,917,542	62
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(67,420)	(1)	(92,157)	(1)
s80	SHARES REPURCHASED	0	0	0	0

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	1,419,222	100	1,952,701	100
s46	CASH	226,055	16	225,272	12
s47	SHORT-TERM INVESTMENTS	1,193,167	84	1,727,429	88
s07	OTHER CURRENT ASSETS	98,434	100	2,599,940	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	98,434	100	2,599,940	100
s83	OTHER	0	0	0	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	0	0	0	0
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	0	0	3,490,653	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	3,490,653	100
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	6,706,107	100	7,605,122	100
s52	FOREIGN CURRENCY LIABILITIES	1,420,477	21	1,743,549	23
s53	MEXICAN PESOS LIABILITIES	5,285,630	79	5,861,573	77
s26	OTHER CURRENT LIABILITIES WITHOUT COST	4,211,186	100	5,446,699	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	90,430	2	294,137	5
s89	INTEREST LIABILITIES	119,244	3	129,848	2
s68	PROVISIONS	1,756,269	42	1,632,856	30
s90	DISCONTINUED OPERATIONS	27,217	1	1,284,489	24
s58	OTHER CURRENT LIABILITIES	2,218,026	53	2,105,369	39
s27	LONG-TERM LIABILITIES	4,923,272	100	5,377,081	100
s59	FOREIGN CURRENCY LIABILITIES	2,923,272	59	3,297,429	61
s60	MEXICAN PESOS LIABILITIES	2,000,000	41	2,079,652	39
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	2,003,104	100	2,524,367	100
s66	DEFERRED TAXES	2,003,104	100	1,856,240	74
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	668,127	26
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	4,250,589	100	4,346,410	100
s37	CAPITAL STOCK (NOMINAL)	9,319	0	9,461	0
s38	RESTATEMENT OF CAPITAL STOCK	4,241,270	100	4,336,949	100

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 2 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REFS	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	3,841,265	100	6,917,542	100
s93	LEGAL RESERVE	626,056	16	626,056	9
s43	RESERVE FOR REPURCHASE OF SHARES	667,343	17	1,334,055	19
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	794,440	21	3,283,404	47
s45	NET INCOME FOR THE YEAR	1,753,426	46	1,674,027	24
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(67,420)	100	(92,157)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(67,420)	100	(92,157)	100
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 2 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

BALANCE SHEETS

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	724,743	2,306,591
s73	PENSIONS AND SENIORITY PREMIUMS	302,915	430,782
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	2,306	2,978
s76	WORKERS (*)	4,211	5,796
s77	OUTSTANDING SHARES (*)	1,136,655,415	1,154,030,515
s78	REPURCHASED SHARES (*)	20,348,800	10,213,300
s101	RESTRICTED CASH	0	52,330
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 2 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO JUNE 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	10,468,821	100	10,002,340	100
r02	COST OF SALES	6,123,614	58	5,669,729	57
r03	GROSS PROFIT	4,345,207	42	4,332,611	43
r04	GENERAL EXPENSES	1,576,822	15	1,550,412	16
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	2,768,385	26	2,782,199	28
r08	OTHER INCOME AND (EXPENSE), NET	(246,345)	(2)	(234,859)	(2)
r06	COMPREHENSIVE FINANCING RESULT	(164,027)	(2)	(401,367)	(4)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	2,358,013	23	2,145,973	21
r10	INCOME TAXES	604,587	6	585,935	6
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	1,753,426	17	1,560,038	16
r14	DISCONTINUED OPERATIONS	0	0	113,989	1
r18	NET CONSOLIDATED INCOME	1,753,426	17	1,674,027	17
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	NET INCOME OF MAJORITY INTEREST	1,753,426	17	1,674,027	17

STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	NET SALES	10,468,821	100	10,002,340	100
r21	DOMESTIC	9,761,890	93	9,391,684	94
r22	FOREIGN	706,931	7	610,656	6
r23	TRANSLATED INTO DOLLARS (***)	64,583	1	53,564	1
r08	OTHER INCOME AND (EXPENSE), NET	(246,345)	100	(234,859)	100
r49	OTHER INCOME AND (EXPENSE), NET	2,988	(1)	(6,609)	3
r34	EMPLOYEES' PROFIT SHARING EXPENSES	236,333	(96)	228,250	(97)
r35	DEFERRED EMPLOYEES' PROFIT SHARING	13,000	(5)	0	0
r06	COMPREHENSIVE FINANCING RESULT	(164,027)	100	(401,367)	100
r24	INTEREST EXPENSE	229,401	(140)	242,975	(61)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	78,870	(48)	38,589	(10)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	(27,868)	17	(221,256)	55
r28	RESULT FROM MONETARY POSITION	14,372	(9)	24,275	(6)
r10	INCOME TAXES	604,587	100	585,935	100
r32	INCOME TAX	531,587	88	669,738	114
r33	DEFERRED INCOME TAX	73,000	12	(83,803)	(14)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 2 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	16,433,875	15,660,819
r37	TAX RESULT FOR THE YEAR	2,847,212	2,985,652
r38	NET SALES (**)	20,668,127	19,644,636
r39	OPERATING INCOME (**)	5,766,304	5,528,773
r40	NET INCOME OF MAJORITY INTEREST (**)	3,633,663	3,344,131
r41	NET CONSOLIDATED INCOME (**)	3,633,663	3,344,131
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	519,344	520,067

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 2 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM APRIL THE 1st TO JUNE 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	NET SALES	5,282,601	100	5,111,333	100
rt02	COST OF SALES	3,139,764	59	2,865,781	56
rt03	GROSS PROFIT	2,142,837	41	2,245,552	44
rt04	GENERAL EXPENSES	791,144	15	777,332	15
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	1,351,693	26	1,468,220	29
rt08	OTHER INCOME AND (EXPENSE), NET	(114,145)	(2)	(132,866)	(3)
rt06	COMPREHENSIVE FINANCING RESULT	(126,008)	(2)	(166,729)	(3)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	1,111,540	21	1,168,625	23
rt10	INCOME TAXES	295,212	6	354,942	7
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	816,328	15	813,683	16
rt14	DISCONTINUED OPERATIONS	0	0	76,798	2
rt18	NET CONSOLIDATED INCOME	816,328	15	890,481	17
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	NET INCOME OF MAJORITY INTEREST	816,328	15	890,481	17

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER | QUARTER: 2 | YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	NET SALES	5,282,601	100	5,111,333	100
rt21	DOMESTIC	4,879,586	92	4,758,773	93
rt22	FOREIGN	403,015	8	352,560	7
rt23	TRANSLATED INTO DOLLARS (***)	37,056	1	30,221	1
rt08	OTHER INCOME AND (EXPENSE), NET	(114,145)	100	(132,866)	100
rt49	OTHER INCOME AND(EXPENSE), NET	1,227	(1)	(9,005)	7
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	102,372	(90)	123,861	(93)
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	13,000	(11)	0	0
rt06	COMPREHENSIVE FINANCING RESULT	(126,008)	100	(166,729)	100
rt24	INTEREST EXPENSE	114,053	(91)	124,035	(74)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	29,080	(23)	18,605	(11)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	(14,590)	12	(47,722)	29
rt28	RESULT FROM MONETARY POSITION	(26,445)	21	(13,577)	8
rt10	INCOME TAXES	295,212	100	354,942	100
rt32	INCOME TAX	222,212	75	438,745	124
rt33	DEFERRED INCOME TAX	73,000	25	(83,803)	(24)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 2 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	259,134	262,392

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER | QUARTER: 2 | YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO JUNE 30 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	1,753,426	1,674,027
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	605,344	436,264
c03	RESOURCES FROM NET INCOME FOR THE YEAR	2,358,770	2,110,291
c04	RESOURCES PROVIDED OR USED IN OPERATION	(10,356)	(274,551)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	2,348,414	1,835,740
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(555,940)	(556,082)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(891,067)	(820,926)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(1,447,007)	(1,377,008)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(1,269,240)	(393,126)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(367,833)	65,606
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,787,055	1,887,095
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,419,222	1,952,701

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 2 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	605,344	436,264
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	519,344	520,067
c41	+ (-) OTHER ITEMS	86,000	(83,803)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(10,356)	(274,551)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(134,106)	105,812
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(90,951)	(142,480)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	700,424	0
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(621,445)	(548,056)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	135,722	310,173
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(555,940)	(556,082)
c23	+ BANK FINANCING	0	128,589
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(78,066)	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	(477,874)	(684,671)
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(891,067)	(820,926)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(154,534)	(110,927)
c31	(-) DIVIDENDS PAID	(736,533)	(709,999)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(1,269,240)	(393,126)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(626,778)	(227,495)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	(642,462)	(165,631)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 2 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	3.18		$	2.89	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	3.32		$	2.73	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	7.06		$	9.68	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.63		$	0.58	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		6.65	times		3.80	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		14.75	times		12.73	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 2 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	16.74	%	16.73	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	45.28	%	29.93	%
p03	NET INCOME TO TOTAL ASSETS (**)	16.77	%	12.53	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	20.72	%	23.34	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	0.81	%	1.45	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.95	times	0.73	times
p07	NET SALES TO FIXED ASSETS (**)	1.51	times	1.47	times
p08	INVENTORIES TURNOVER (**)	7.60	times	8.30	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	60.66	days	58.03	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.86	%	8.92	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	62.94	%	58.12	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.69	times	1.38	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	31.86	%	32.50	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	36.05	%	40.50	%
p15	OPERATING INCOME TO INTEREST PAID	12.06	times	11.45	times
p16	NET SALES TO TOTAL LIABILITIES (**)	1.51	times	1.26	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.10	times	1.30	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.86	times	1.11	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.54	times	0.63	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	21.16	%	25.67	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	22.53	%	21.09	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.09)	%	(2.74)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	10.23	times	7.55	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	38.41	%	40.38	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	61.58	%	59.61	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	49.38	%	57.86	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

Puntos sobresalientes:

- Por vigésimo trimestre consecutivo crecimiento en Ventas Netas.
- ROIC de 24.6 porciento superior a 21.0 porciento del año anterior en donde el negocio desincorporado era parte de KCM.
- Efectivo al cierre del trimestre mayor a $1,400 millones de pesos.
- Programa de Inversiones (CAPEX) en tiempo y en costo.
- Exitosa colocación de CEBURES por $2,500 millones de pesos.

RESULTADOS DE OPERACIÓN (1)
(Millones de Pesos)

	Segundo trimestre terminado el 30 de junio de		
	2007	2006	% CAMBIO
VENTAS NETAS	$5,283	$5,111	3
UTILIDAD DESPUES DE GASTOS GENERALES	1,352	1,468	(8)
RESULTADO INTEGRAL DE FINANCIAMIENTO Y PTU	240	300	(20)
UTILIDAD NETA POR OPERACIONES CONTINUAS	816	814	-
OPERACIONES DISCONTINUADAS	-	77	(100)
UTILIDAD NETA	816	890	(8)
UTILIDAD POR ACCION OPERACIONES CONTINUAS (Pesos)	0.72	0.70	3
EBITDA	1,611	1,731	(7)

Los resultados del segundo semestre no fueron satisfactorios en general. Experimentamos una notoria restricción en el consumo, además de que la comparación contra el segundo trimestre del año pasado ya presentaba un reto en sí, ya que el segundo trimestre de 2006 reportó los crecimientos mas importantes de ese año.

Dentro de este entorno las ventas netas en el trimestre crecieron 3.4 porciento en relación al mismo período del año anterior, 5 porciento fue debido a mayor volumen de unidades colocadas. La participación de mercado de nuestros principales productos se sostuvo, corroborando la lentitud de la demanda del mercado.

Seguimos resintiendo fuertes presiones de costos en los principales insumos de la empresa como las fibras para reciclar importadas, cuyo crecimiento en precios ha sido mayor al 50 porciento de año a año, los insumos derivados del petróleo y los energéticos. A pesar de los continuos programas de reducción y contención de costos, no fue posible compensar estos incrementos en insumos por lo que la utilidad después de gastos generales (antes utilidad de operación) fue menor al año anterior.

Por lo que respecta al primer semestre del año y su comparación con el año anterior tenemos que las ventas netas crecieron 5 porciento, la utilidad después de gastos generales estuvo en línea, la utilidad neta por operaciones continuas creció 12 porciento y la utilidad por acción por

operación continuas creció 14 porciento, debido al programa de recompra de acciones.

La calidad de las utilidades de la empresa se refleja en una sólida posición financiera y en una importante generación de efectivo.

Generamos EBITDA de $3,288 millones de pesos y al 30 de junio de 2007 terminamos con efectivo por $1,419 millones de pesos después de haber invertido $2,014 millones de pesos ($1,251 en activos fijos o CAPEX y $763 en la recompra de acciones propias) y de haber pagado un dividendo normal a nuestros accionistas por $2,823 millones de pesos y uno extraordinario por la cantidad de $2,973 millones de pesos, en los últimos doce meses.

Continuamos ejecutando nuestro programa de inversiones (CAPEX). Como parte de este plan, esperamos arrancar la primera máquina de papel tissue (75 millones de dólares de inversión) en el último trimestre del año, la cual añadirá 8 porciento a la capacidad de producción, asimismo, en el segundo trimestre de 2008 esperamos arrancar la producción de papel base para la fabricación de toallas húmedas (50 millones de dólares de inversión) lo cual producirá importantes ahorros en costos.

El 5 de Julio de 2007 se llevó a cabo una colocación de CEBURES por 2.5 billones de pesos, las principales características de dicha emisión son: Monto 2.5 billones, Tasa de interés: Flotante TIIE 10 puntos base, Plazo 10 años. Por sus características ésta es la colocación más exitosa hasta la fecha.

(1) Con motivo de la desincorporación llevada a cabo el 27 de Octubre de 2006 de los negocios de Papel para Escritura e Impresión y de Cuadernos y de conformidad con los lineamientos establecidos en las Normas de Información Financiera en México, la información financiera que se presenta incluye el detalle de las operaciones del Negocio de Productos al Consumidor, Productos Institucionales y Exportación, que son las operaciones continuas y en 2006 como un renglón por separado llamado Operaciones Discontinuadas se presenta el resumen de los resultados del negocio que se desincorporó y finalmente la Utilidad Neta correspondiente a toda la empresa.

KIMBERLY-CLARK DE MEXICO, S.A.B. DE C.V. (ANTES KIMBERLY-CLARK DE MEXICO, S.A.DE C.V.) Y SUBSIDIARIAS (LA COMPAÑIA) SE DEDICA A LA MANUFACTURA Y COMERCIALIZACION DE PRODUCTOS DESECHABLES PARA EL CONSUMIDOR DE USO DIARIO DENTRO Y FUERA DEL HOGAR, COMO SON: PAÑALES Y PRODUCTOS PARA BEBÉ, TOALLAS FEMENINAS, PRODUCTOS PARA INCONTINENCIA, PAPEL HIGIÉNICO, SERVILLETAS, PAÑUELOS, TOALLAS PARA MANOS Y COCINA, TOALLITAS HÚMEDAS Y PRODUCTOS PARA EL CUIDADO DE LA SALUD. ENTRE SUS PRINCIPALES MARCAS SE ENCUENTRAN: HUGGIES, KLEENBEBE, KLEENEX, KIMLARK, PETALO, COTTONELLE, DEPEND Y KOTEX.

BASES DE PRESENTACION DE ESTADOS FINANCIEROS

CONSOLIDACION - LOS ESTADOS FINANCIEROS CONSOLIDADOS INCLUYEN LAS CIFRAS DE KIMBERLY-CLARK DE MEXICO, S.A.B. DE C.V. Y DE LAS SIGUIENTES SUBSIDIARIAS, DE LAS CUALES POSEE LA TOTALIDAD DE LAS ACCIONES:

- CRISOBA INDUSTRIAL, S.A. DE C.V. PROPORCIONA SERVICIOS DE MAQUILA A KIMBERLY-CLARK DE MEXICO, S.A.B. DE C.V.

- PAPER PRODUCTS TRADE CORPORATION. EMPRESA COMERCIALIZADORA ESTABLECIDA EN EL EXTERIOR PARA PROMOVER LAS EXPORTACIONES DE LOS PRODUCTOS DE LA COMPAÑIA.

- SERVICIOS EMPRESARIALES SORAN, S.A. DE C.V. PROPORCIONA, A TRAVES DE SUS COMPAÑIAS SUBSIDIARIAS, SERVICIOS DE DISTRIBUCION, ALMACENAJE Y OTROS A KIMBERLY-CLARK DE MEXICO, S.A.B. DE C.V.

- TAXI AEREO DE MEXICO, S.A. PROPORCIONA SERVICIO DE TRANSPORTE AEREO A PERSONAL DE KIMBERLY-CLARK DE MEXICO, S.A.B. DE C.V., SUS SUBSIDIARIAS Y AL PUBLICO EN GENERAL.

- OTRAS SUBSIDIARIAS CUYA ACTIVIDAD ES EL ARRENDAMIENTO DE INMUEBLES, PRINCIPALMENTE A CRISOBA INDUSTRIAL, S.A. DE C.V.

LAS OPERACIONES Y SALDOS INTERCOMPAÑIAS HAN SIDO ELIMINADOS EN LA CONSOLIDACION.

RESUMEN DE POLITICAS CONTABLES SIGNIFICATIVAS

NORMAS DE INFORMACION FINANCIERA MEXICANAS - A PARTIR DEL 1 DE JUNIO DE 2004, LA FUNCION Y RESPONSABILIDAD DE LA EMISION DE LAS NORMAS DE INFORMACION FINANCIERA ("NIF"), CORRESPONDE AL CONSEJO MEXICANO PARA LA INVESTIGACION Y DESARROLLO DE NORMAS DE INFORMACION FINANCIERA A.C. ("CINIF"). EL CINIF DECIDIO RENOMBRAR LOS PRINCIPIOS DE CONTABILIDAD GENERALMENTE ACEPTADOS COMO NORMAS DE INFORMACION FINANCIERA.

A PARTIR DEL 1 DE ENERO DE 2006 HAN ENTRADO EN VIGOR VARIAS NIF. LA APLICACION DE LAS NUEVAS NIF NO PROVOCO MODIFICACIONES SIGNIFICATIVAS EN LOS ESTADOS FINANCIEROS ADJUNTOS NI EN SUS REVELACIONES.

LOS ESTADOS FINANCIEROS CONSOLIDADOS ADJUNTOS CUMPLEN CON LAS NIF. SU PREPARACION REQUIERE QUE LA ADMINISTRACION EFECTUE CIERTAS ESTIMACIONES Y UTILICE DETERMINADOS SUPUESTOS PARA VALUAR ALGUNAS DE LAS PARTIDAS DE LOS ESTADOS FINANCIEROS Y PARA EFECTUAR LAS REVELACIONES QUE SE CONSIDEREN ADECUADAS EN LAS CIRCUNSTANCIAS. LAS PRINCIPALES POLITICAS CONTABLES SON LAS SIGUIENTES:

RECONOCIMIENTO DE LOS EFECTOS DE LA INFLACION - LOS ESTADOS FINANCIEROS SE ACTUALIZAN EN TERMINOS DE PESOS DE PODER ADQUISITIVO DE LA FECHA DEL ULTIMO BALANCE GENERAL QUE SE PRESENTA. CONSECUENTEMENTE, LOS ESTADOS FINANCIEROS DEL AÑO ANTERIOR, QUE SE PRESENTAN PARA EFECTOS COMPARATIVOS, TAMBIEN HAN SIDO ACTUALIZADOS EN TERMINOS DEL MISMO PODER ADQUISITIVO Y SUS CIFRAS DIFIEREN DE LAS ORIGINALMENTE PRESENTADAS.

EQUIVALENTES DE EFECTIVO - CONSISTE EN INVERSIONES DIARIAS DE EXCEDENTES DE EFECTIVO.

INVENTARIOS Y COSTO DE VENTAS - LOS INVENTARIOS SE PRESENTAN A SU VALOR DE REPOSICION, EL CUAL NO EXCEDE A SU VALOR DE REALIZACION. EL COSTO DE VENTAS SE DETERMINA CON BASE AL COSTO DE REPOSICION A LA FECHA DE LA VENTA.

INMUEBLES, MAQUINARIA Y EQUIPO - SE REGISTRAN AL COSTO DE ADQUISICION Y SE ACTUALIZAN UTILIZANDO EL INDICE NACIONAL DE PRECIOS AL CONSUMIDOR. EN EL CASO DE ACTIVOS DE ORIGEN EXTRANJERO, EL COSTO DE ADQUISICION SE ACTUALIZA CON LA INFLACION DEL PAIS DE ORIGEN Y SE CONSIDERA LA FLUCTUACION DEL PESO MEXICANO CON RELACION A DICHA MONEDA.

EL COSTO INTEGRAL DE FINANCIAMIENTO INCURRIDO Y ATRIBUIBLE AL PERIODO DURANTE EL CUAL SE LLEVO A CABO LA CONSTRUCCION E INSTALACION DE PROYECTOS MAYORES DE INVERSION EN INMUEBLES, MAQUINARIA Y EQUIPO SE CAPITALIZA, Y SE ACTUALIZA APLICANDO EL INDICE NACIONAL DE PRECIOS AL CONSUMIDOR.

LA DEPRECIACION DE LOS INMUEBLES, MAQUINARIA Y EQUIPO SE CALCULA CONFORME AL METODO DE LINEA RECTA Y CON BASE EN LAS VIDAS UTILES ESTIMADAS DE LOS ACTIVOS, COMO SIGUE:

	AÑOS PROMEDIO
EDIFICIOS	45
MAQUINARIA Y EQUIPO	15 A 25
EQUIPO DE TRANSPORTE	12 Y 25

DETERIORO DE ACTIVOS DE LARGA DURACION EN USO - ANUALMENTE SE REVISA EL VALOR EN LIBROS DE LOS ACTIVOS DE LARGA DURACION EN USO, PARA DETECTAR LA PRESENCIA DE ALGUN INDICIO DE DETERIORO. AL 31 DE DICIEMBRE DE 2006 NO EXISTEN INDICIOS DE DETERIORO.

CAPITAL CONTABLE - LOS CONCEPTOS EN ESTE RUBRO SE ACTUALIZAN UTILIZANDO EL INDICE NACIONAL DE PRECIOS AL CONSUMIDOR.

INSUFICIENCIA EN LA ACTUALIZACION DEL CAPITAL CONTABLE - SE ORIGINA, FUNDAMENTALMENTE, PORQUE LA ACTUALIZACION DEL VALOR DE LA MAQUINARIA Y EQUIPO DE IMPORTACION, HA SIDO INFERIOR A LA INFLACION.

RECONOCIMIENTO DE INGRESOS - LOS INGRESOS SE RECONOCEN EN EL PERIODO EN QUE SE TRANSFIERE LA PROPIEDAD Y/O RESPONSABILIDAD DE LOS INVENTARIOS A LOS CLIENTES QUE LOS ADQUIEREN.

INSTRUMENTOS FINANCIEROS DERIVADOS - SE VALUAN A SU VALOR DE MERCADO Y SUS EFECTOS SE RECONOCEN EN LOS RESULTADOS DEL PERIODO. ESTOS INSTRUMENTOS SE UTILIZAN PARA REDUCIR LOS RIESGOS DE LOS EFECTOS DE LAS VARIACIONES EN LOS TIPOS DE CAMBIO DE MONEDA EXTRANJERA Y EL PRECIO DE CIERTOS INSUMOS.

OPERACIONES EN MONEDA EXTRANJERA - LAS OPERACIONES EN MONEDA EXTRANJERA SE REGISTRAN AL TIPO DE CAMBIO VIGENTE A LA FECHA DE SU CELEBRACION. LOS ACTIVOS Y PASIVOS MONETARIOS EN MONEDA EXTRANJERA SE VALUAN EN MONEDA NACIONAL AL TIPO DE CAMBIO VIGENTE A LA FECHA DE LOS ESTADOS FINANCIEROS. LAS FLUCTUACIONES CAMBIARIAS SE REGISTRAN EN EL COSTO INTEGRAL DE FINANCIAMIENTO DEL PERIODO EN QUE OCURREN.

IMPUESTO SOBRE LA RENTA Y PARTICIPACION DE LOS TRABAJADORES EN LAS UTILIDADES - EL IMPUESTO SOBRE LA RENTA (ISR) Y LA PARTICIPACION DE LOS TRABAJADORES EN LAS UTILIDADES (PTU), SE REGISTRAN EN LOS RESULTADOS DEL AÑO EN QUE SE CAUSAN, RECONOCIENDOSE LOS EFECTOS DIFERIDOS ORIGINADOS POR LAS DIFERENCIAS TEMPORALES, CORRESPONDIENTES A OPERACIONES Y OTROS EVENTOS ECONOMICOS RECONOCIDOS EN LOS ESTADOS FINANCIEROS EN PERIODOS DIFERENTES AL CONSIDERADO EN LAS DECLARACIONES DEL IMPUESTO SOBRE LA RENTA DE LAS EMPRESAS. DICHOS EFECTOS SE REGISTRAN MEDIANTE LA SIGUIENTE METODOLOGIA:

- RESPECTO AL ISR, SE CONSIDERAN TODAS LAS DIFERENCIAS TEMPORALES QUE SE DETERMINAN MEDIANTE LA COMPARACION DE LOS VALORES CONTABLES Y FISCALES DE LOS ACTIVOS Y PASIVOS.

- RESPECTO A LA PTU, SE CONSIDERAN LAS DIFERENCIAS TEMPORALES QUE SE DETERMINAN CON BASE EN LAS PARTIDAS DE CONCILIACION ENTRE LA UTILIDAD NETA CONTABLE DEL EJERCICIO Y LA RENTA GRAVABLE.

CUENTAS POR COBRAR A CLIENTES

	2007	2006
CLIENTES	$ 4,178,229	$ 3,828,140
ESTIMACION PARA CUENTAS DE COBRO DUDOSO	(120,375)	(119,747)
NETO	$ 4,057,854	$ 3,708,393

INVENTARIOS

	2007	2006
PRODUCTOS TERMINADOS	$ 651,783	$ 623,032
PRODUCCION EN PROCESO	268,199	223,239
MATERIA PRIMA Y REFACCIONES	735,341	599,442
TOTAL	$ 1,655,323	$ 1,445,713

INFORMACION POR SEGMENTOS

LA PROPORCION EN LAS VENTAS NETAS Y EN LA UTILIDAD DE OPERACION MAS DEPRECIACION Y AMORTIZACION (EBITDA) POR SEGMENTO DEL SEGUNDO TRIMESTRE DE 2007, SE RESUME COMO SIGUE:

	2007		2006	
	VENTAS NETAS %	EBITDA %	VENTAS NETAS %	EBITDA %
CONSUMIDOR	87	90	87	89
PROFESSIONAL	5	5	6	6
EXPORTACION	8	5	7	5
TOTAL	100	100	100	100

OBLIGACIONES LABORALES AL RETIRO

EL PASIVO Y EL COSTO ANUAL POR PRIMAS DE ANTIGUEDAD LEGAL, PLAN DE PENSIONES PARA PERSONAL QUE REUNA CIERTOS REQUISITOS E INDEMNIZACIONES AL TERMINO DE LA RELACION LABORAL, ES CALCULADO POR ACTUARIO INDEPENDIENTE CON BASE EN EL METODO DE CREDITO UNITARIO PROYECTADO. PARA HACER FRENTE A ESTAS OBLIGACIONES, LA COMPAÑIA TIENE ESTABLECIDOS FONDOS EN ADMINISTRACION.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 2 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
CRISOBA INDUSTRIAL, S.A. DE C.V.	MANU PROD AL CONSUMO DE USO PERSONAL	790,601,970	100.00
PAPER PRODUCTS TRADE CORPORATION	COMERCIALIZADORA PROD EN EL EXTRANJERO	3,000,000	100.00
SERVICIOS EMPRESARIALES SORAN, S.A. DE C.V.	SERVICIOS DE DISTRIBUCION Y ALMACENAJE	200,000	100.00
TAXI AEREO DE MÉXICO, S.A.	TRANSPORTE AEREO	105,002,055	100.00
SEIS SUBSIDIARIAS	ARRENDAMIENTO DE INMUEBLES Y EQUIPO	1	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 2 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL				0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 2 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
BANAMEX	NOT	16/05/2001	15/06/2009	5.61							7,225	7,228	14,451	0	0	0
BONO	YES	28/07/1999	01/08/2009	9.33							0	0	0	2,702,500	0	0
DEUTSCHE BANK	YES	16/08/2001	02/04/2012	5.57							13,394	13,394	26,788	26,788	26,788	26,788
DEUTSCHE BANK	YES	02/12/2002	20/08/2010	5.56							10,095	10,095	20,190	20,190	10,095	0
BANK OF AMERICA	YES	30/04/2001	30/09/2011	6.02							6,956	6,958	13,912	13,913	13,913	6,956
CITIBANK	YES	03/09/1999	23/02/2008	6.14							10,824	10,825	0	0	0	0
SECURED																
COMMERCIAL BANKS																
OTHER																
TOTAL BANKS					0	0	0	0	0	0	48,494	48,498	75,341	2,763,391	50,796	33,744

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 2 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
CERTIFICADOS BURSATILES	NOT APPLIED	18/06/2003	08/12/2010	8.46	0	0	0	0	750,000	0						
CERTIFICADOS BURSATILES	NOT APPLIED	18/06/2003	05/06/2013	8.95	0	0	0	0	0	1,250,000						
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET					0	0	0	0	750,000	1,250,000	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 2 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution (1)	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
VARIOS	NOT APPLIED	01/06/2007			845,570	0	0	0	0	0						
VARIOS	YES	01/06/2007									1,206,482	0	0	0	0	0
TOTAL SUPPLIERS					845,570	0	0	0	0	0	1,206,482	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED				0	0	0	0	0	0						
	NOT										0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
VARIOS	NOT APPLIED				4,094,181	0	0	0	0	0						
VARIOS	YES										117,005	0	0	0	0	0
TOTAL					4,094,181	0	0	0	0	0	117,005	0	0	0	0	0
TOTAL GENERAL					4,939,751	0	0	0	750,000	1,250,000	1,371,981	48,496	75,341	2,763,391	50,796	33,744

NOTES

LOS CRÉDITOS SON EN DÓLARES AMERICANOS Y SE UTILIZÓ $10.81 PESOS POR UN DÓLAR.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER
KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	90,330	976,467	0	0	976,467
LIABILITIES POSITION	401,827	4,343,749	0	0	4,343,749
SHORT-TERM LIABILITIES POSITION	131,404	1,420,477	0	0	1,420,477
LONG-TERM LIABILITIES POSITION	270,423	2,923,272	0	0	2,923,272
NET BALANCE	(311,497)	(3,367,282)	0	0	(3,367,282)

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSIÓN DE LOS DÓLARES ES $10.81 PESOS POR UN DÓLAR.

AL 30 DE JUNIO DE 2007 EXISTEN CONTRATOS DE COBERTURA POR $360 MILLONES DE DÓLARES ESTADOUNIDENSES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER
KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	7,119,776	11,362,202	4,242,426	0.52	21,911
FEBRUARY	7,013,496	10,925,350	3,911,854	0.28	10,934
MARCH	7,154,942	10,857,629	3,702,687	0.22	8,014
APRIL	7,464,723	13,744,553	6,279,830	(0.06)	(3,128)
MAY	6,191,125	12,299,830	6,108,705	(0.49)	(30,423)
JUNE	5,951,659	11,889,738	5,938,079	0.12	7,131
RESTATEMENT				0.00	(67)
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					14,372

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

LAS LIMITACIONES DE LOS CERTIFICADOS BURSATILES, SON DE HACER Y DE NO HACER; LIMITACIONES FINANCIERAS NINGUNA.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 2 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA BAJIO	PRODUCTOS AL CONSUMIDOR	0	0.00
PLANTA ORIZABA	PRODUCTOS AL CONSUMIDOR	0	0.00
PLANTA RAMOS ARIZPE	PRODUCTOS AL CONSUMIDOR	0	0.00
PLANTA TLAXCALA	PRODUCTOS AL CONSUMIDOR	0	0.00
PLANTA PROSEDE	PRODUCTOS AL CONSUMIDOR	0	0.00
PLANTA ECATEPEC	PRODUCTOS AL CONSUMIDOR	0	0.00
PLANTA TEXMELUCAN	PRODUCTOS INSTITUCIONALES	0	0.00
PLANTA MORELIA	PRODUCTOS AL CONSUMIDOR	0	0.00

NOTES

LA CAPACIDAD INSTALADA Y EL PORCENTAJE DE UTILIZACIÓN VARIA SEGÚN LA PRODUCCIÓN.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER QUARTER: 2 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
POLIETILENO	POLYCEL, CONVERTID., PROPIFLEX				0
QUIMICOS	HÉRCULES MÉXICO				0
CORRUGADOS	ENVASES Y EMPAQ., GRUPO INLAND				0
FIBRA PARA RECICLAR	RECYCLE, REPACSA, ECOFIBRAS				0
ADHESIVOS	NATIONAL				0
CINTAS Y ELASTOMEROS	3M, FILAMENTOS	CELULOSA DE MADERA	KOCH, ARACRUZ, IFC		0
		FIBRA P/RECICLAR Y RECICLADA	HARMON ASSOCIATES		0
		POLIACRILATO DE SODIO	STOCKHAUSEN, BASF		0
		POLIPROPILENO	EXXONMOBIL		0
					0
					0
					0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 2 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
PROD. AL CONSUMIDOR	0	9,761,890	0.0		
FOREIGN SALES					
INFORMACION TOTAL	0	706,931	0.0		
	0	0	0.0		
	0	0	0.0		
	0	0	0.0		
TOTAL		10,468,821			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

QUARTER: 2 YEAR: 2007

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
INFORMACION TOTAL	0	662,110			
	0	0			
	0	0			
FOREIGN SUBSIDIARIES					
INFORMACION TOTAL	0	44,821			
	0	0			
	0	0			
	0	0			
TOTAL		706,931			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: KIMBER

KIMBERLY - CLARK DE MEXICO S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.0000	14	591,183,775	0	591,183,775	0	4,847	0
B	0.0000	14	545,471,640	0	0	545,471,640	4,472	0
TOTAL			1,136,655,415	0	591,183,775	545,471,640	9,319	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 1,136,655,415

NOTES

A LA FECHA NO SE TIENEN PROYECTOS IMPORTANTES QUE INFORMAR.

KIMBERLY-CLARK DE MÉXICO, S.A.B. DE C.V. TIENE UNA EMPRESA COMERCIALIZADORA EN EL EXTERIOR PARA PROMOVER SUS PRODUCTOS Y SE DENOMINA PAPER PRODUCTS TRADE CORPORATION, LOS EFECTOS DE ESTA SUBSIDIARIA SON RECONOCIDOS EN LOS ESTADOS FINANCIEROS CONSOLIDADOS Y NO SON IMPORTANTES.

s73: PARA AÑO ANTERIOR SE PROPORCIONA INFORMACION CON LOS TOTALES ANTES DE LA DESINCORPORACION DE LOS NEGOCIOS DE PAPEL PARA ESCRITURA E IMPRESION Y DE CUADERNOS.

s75: PARA AÑO ANTERIOR SE PROPORCIONA INFORMACION CON LOS TOTALES ANTES DE LA DESINCORPORACION DE LOS NEGOCIOS DE PAPEL PARA ESCRITURA E IMPRESION Y DE CUADERNOS.

s76: PARA AÑO ANTERIOR SE PROPORCIONA INFORMACION CON LOS TOTALES ANTES DE LA DESINCORPORACION DE LOS NEGOCIOS DE PAPEL PARA ESCRITURA E IMPRESION Y DE CUADERNOS.

r37: EN EL AÑO ANTERIOR EL RESULTADO FISCAL INCLUYE OPERACIONES CONTINUAS Y DISCONTINUAS.

END